May 17, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Jaea Hahn

Re: John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560

Amendment to Registration Statement on Form N-1A

Dear Ms. Hahn:

On behalf of the Trust, we submit this letter in response to comments received by telephone on April 28, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 156 under the Securities Act of 1933, as amended, and Amendment No. 108 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 14, 2016, accession no. 0001133228-16-008195 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, Class NAV, Class R2, Class R4, and Class R6 shares of each of John Hancock ESG All Cap Core Fund (the “All Cap Core Fund”) and John Hancock ESG Large Cap Core Fund (the “Large Cap Core Fund” and, collectively with the All Cap Core Fund, the “Funds”), each a newly established series of the Trust.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, each comment and response relates to each class of shares of the Funds, and each comment relates to each Fund.

A.	General Comment

1.	Comment — Please fill in missing information and remove brackets around information provided in the prospectuses and the Statement of Additional Information (the “SAI”).

Response — The Trust has made the requested changes.

B.	Prospectus Comments

2.	Comment — Relative to the expense limitation arrangements described in “Fund summary — Fees and expenses,” please file the written expense limitation agreement as an exhibit to the Fund’s registration statement.

Response — The Trust will file the written expense limitation agreement as an exhibit to a future amendment of the Fund’s registration statement.

3.	Comment — In “Fund summary — Fees and Expenses,” in the “Annual fund operating expenses” table, if applicable, please disclose if the Fund’s adviser has the ability to recoup amounts waived or reimbursed under a contractual expense limitation arrangement. If applicable, please provide additional footnotes to the table describing this arrangement.

Response — Because the adviser does not have the ability to recoup waived or reimbursed expenses, no related changes are necessary to the fee table.

May 17, 2016

4.	Comment — Please clarify whether the term “manager” in the first paragraph under “Fund summary—Principal investment strategies” refers to Trillium Asset Management, LLC (“Trillium”) or some other entity.

Response — The term “manager” refers to the Fund’s subadviser, Trillium. Because the investment portfolios of most funds in the John Hancock fund complex are managed by subadvisers, the term “manager” is used stylistically across the funds’ prospectuses to refer to a fund’s subadviser. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — The second paragraph under “Fund summary—Principal investment strategies” refers to “the manager’s ESG requirements and sustainability criteria.” Please clarify which entity will be responsible for developing such ESG requirements and sustainability criteria.

Response — Trillium will be responsible for developing such ESG requirements and sustainability criteria. As noted above in its response to Comment 4, the John Hancock funds use the term “manager” to refer to a fund’s subadviser. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

6.	Comment — Please state whether more information regarding sustainability criteria will be made available to investors in the Fund, and in what manner.

Response — The Trust believes that the Fund’s prospectus disclosure, revised as shown in the Appendix to this letter, appropriately describes the subadviser’s sustainability criteria. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

7.	Comment — The first paragraph under “Fund summary—Principal investment strategies” states that the Fund invests in equity securities and that such securities include “common and preferred stocks and their equivalents.” Please disclose whether such “equivalents” include convertible securities or derivative instruments.

Response — Because the Fund will not invest in convertible securities or derivative instruments as principal investment strategies, no changes are required in response to this comment.

8.	Comment — If the Fund intends to count investment in derivatives when determining compliance with its policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities, please confirm that the Fund will use the market value rather than notional value of such derivatives when determining compliance with this policy.

Response — As noted above, the Fund will not invest in derivatives as a principal strategy. Accordingly, the Fund does not intend to count such investments to determine compliance with its 80% policy.

9.	Comment — The first paragraph under “Fund summary—Principal investment strategies” states that the Fund invests in the equity security of any market sector that meets the manager’s sustainability criteria. Accordingly, please disclose the sectors in which the Fund may invest.

Response — The Fund does not intend to invest in any particular sector on an ongoing basis. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

May 17, 2016

10.	Comments — The second paragraph under “Fund summary—Principal investment strategies” states that the Fund will not invest in companies with material exposure to various market sectors, or companies with major recent or ongoing controversies involving various topics. In addition, this paragraph refers to companies that meet the manager’s sustainability criteria. Please respond to the following comments regarding these statements.

(a)	Please disclose what is meant by “material exposure.”

Response — In response to this comment, the Trust has revised the disclosure under “Fund details—Principal investment strategies” as shown in the Appendix to this letter.

(b)	Please disclose what is meant by “major recent or ongoing controversies.”

Response — In response to this comment, the Trust has revised the disclosure under “Fund details—Principal investment strategies” as shown in the Appendix to this letter.

(c)	Noting that disclosure under “Fund details—Principal investment strategies” addresses what actions the manager will take if a portfolio company no longer meets the manager’s ESG criteria, please revise this disclosure to include a reference to the manager’s sustainability criteria and add this disclosure to “Fund summary—Principal investment strategies.”

Response — The Trust has made the requested change.

11.	Comment — Under “Fund summary—Principal risks,” please disclose whether the Fund will be exposed to currency risks. If applicable, please disclose whether the Fund intends to hedge its currency risk.

Response — The Trust notes that the disclosure under “Foreign securities risk” in this section states that “Currency fluctuations and political and economic developments may adversely impact the value of foreign securities.” In addition, although the Fund’s subadviser may hedge currency risk if market conditions warrant, such a strategy is not a principal strategy of the Fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

12.	Comment — Please disclose whether the subadviser will actively manage the Fund or whether it will apply ESG and sustainability criteria drawn from a securities index.

Response — The Trust believes that that the disclosure under “Fund summary—Principal investment strategies” that refers to “the manager’s ESG requirements or sustainability criteria” adequately describes the source of such criteria, i.e., the manager. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

13.	Comment — Please identify supplementally the benchmark index against which the Fund’s performance will be compared.

Response — The All Cap Core Fund’s performance will be compared to that of the S&P 1500 Index, and the Large Cap Core Fund’s performance will be compared to that of the S&P 500 Index.

14.	Comment — For the All Cap Core Fund, under “Fund details—Principal investment strategies,” at the end of the third paragraph, please delete the phrase “or if the stock rises well beyond the capitalization range of the product,” as this Fund may invest in companies of any market capitalization.

Response — The Trust has made the requested change for the All Cap Core Fund. Also, for consistency, the Trust has made the same change for the Large Cap Core Fund.

May 17, 2016

15.	Comment — In “Fund details—Principal risks of investing” under “Foreign securities risk—Currency risk,” please revise this section to apply to the Fund rather than to funds in general.

Response — The disclosure in this section of the prospectus generally is used by funds in the John Hancock fund complex that use one or more of the strategies described therein. In order to achieve uniformity of risk disclosure across all of the relevant John Hancock funds, the Trust respectfully declines to make any changes in response to this comment.

16.	Comment — The disclosure in “Fund details—Principal risks of investing” under “Sustainability (ESG) policy risk” refers to the Fund’s “ESG policy.” Please consider disclosing where investors may obtain a statement of such policy.

Response — The phrase “ESG policy” refers to the Fund’s policy of investing in companies with strong environmental, social, and governance (“ESG”) records, as discussed in prospectus disclosure regarding the Fund’s principal investment strategies, as revised in the Appendix to this letter. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

17.	Comment — In “Transaction policies—Valuation of securities,” it is stated that investments in underlying funds that are not exchange-traded funds are valued at net asset value. Please consider adding investment in other investment companies as a principal strategy of the Fund, if applicable.

Response — As investing in other investment companies is not a principal strategy of the Fund, the Trust respectfully declines to make any changes in response to this comment.

18.	Comment — In the Appendix, please disclose that all accounts that Trillium manages with investment styles, objectives, policies, and strategies substantially similar to those of the Fund are included in the Composite.

Response — The Trust has made the requested change.

19.	Comment — In the Appendix, please clarify whether Trillium applies its ESG policy to the accounts in the Composite.

Response — Because the Appendix states that Trillium manages all the accounts in the Composite with investment styles, objectives, policies, and strategies substantially similar to those of the Fund (which includes the ESG policy described in the prospectus), the Trust respectfully declines to make any changes in response to this comment.

20.	Comment — In the Appendix, because the inception date of the Composite is stated as January 1, 2007, please revise the bar chart to include performance information for calendar years 2007 through 2012, and revise the average annual total returns table to include performance information for the five-year period ended December 31, 2015 and since inception.

Response — Upon further review, the Trust has the following sentence to the Appendix at the end of the second paragraph:

However, since the same portfolio managers disclosed in the fund’s prospectus have been primarily responsible for the day-to-day management of the accounts since February 1, 2012, Composite performance is only shown from that date forward.

21.	Comment — Please confirm supplementally that the Fund has the records to support the performance information presented in the Appendix, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response — The Trust so confirms.

May 17, 2016

22.	Comment — On the back cover, please consider disclosing that the Fund is new and, therefore, has not yet issued a shareholder report.

Response — The disclosure on the back cover of the prospectus is standard across all funds in the John Hancock fund complex. In order to achieve uniformity of such disclosure across all of the John Hancock funds, the Trust respectfully declines to make any changes in response to this comment.

C.	SAI Comment

23.	Comment — In “Investment Restrictions—Fundamental Investment Restrictions,” it is stated that the Fund may concentrate its investments in the real estate industry. Please confirm this is the case or revise as appropriate.

Response — Because the Fund does not intend to concentrate its investments in the real estate industry, the Trust has revised this disclosure accordingly.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * *

The Trust, on behalf of the Funds, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 261-3240 or Thomas Dee, Assistant Secretary of the Trust, at (617) 663-4311.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	Thomas Dee

May 17, 2016

Appendix

In response to comments 10(a) and (b), the Trust has revised the next-to-last paragraph under “Fund details—Principal investment strategies” to read as follows:

The fund seeks to avoid investing in companies with material exposure to particular market sectors or practices. For example, the fund seeks to avoid investing in:

•	Companies with any known coal mining exposure

•	Companies that derive any portion of their revenues from manufacturing landmines or their components

•	Energy companies with 10% or more of proven reserves in the Tar Sands

•	Energy or electric utility companies that generate 10% or more of revenues (or own 10% or more of generating capacity) from coal

•	Companies that derive 5% or more of revenues from:
o	Nuclear power
o	Agricultural biotechnology
o	The sale of conventional, chemical or biological weapons

•	Companies that derive 5% or more of revenues, not including retail sales, from:
o	Firearms
o	Gaming
o	Pornography
o	Tobacco

•	Companies that derive 1% or more of revenues from nuclear weapons sales

The fund seeks to avoid investing in companies with major recent or ongoing controversies involving, for example:

•	Corporate governance

•	Environmental issues

•	Human rights, such as supply chain abuses, suppression of freedom of expression, or support of repressive regimes

•	Product safety and marketing

•	Workplace discrimination or employee safety

•	A pattern of disrespectful or exploitative behavior towards Indigenous Peoples, for example, regarding land use, cultural heritage, or negative imagery

A “major recent or ongoing controversy” is behavior or activity by a company that contravenes the ESG sustainability criteria as reflected in the fund’s principal investment strategies.